                                                                                                           Exhibit 12(b)
<CAPTIONS>

                           CNF TRANSPORTATION INC.
                     COMPUTATION OF RATIOS OF EARNINGS
         TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                                                         Year Ended December 31,
                                                1997           1996               1995               1994            1993
                                                                         (dollars in thousands)
Fixed Charges:
 Interest Expense                           $ 39,553       $ 39,766           $ 33,407           $ 27,065        $ 29,890
 Capitalized Interest                          2,077          2,092                731                793             531
 Dividend requirement on preferred
    securities of subsidiary trust             3,471              -                  -                  -               -
 Preferred Dividends                          12,377         12,645             12,419             12,475          12,551
Total Interest and Dividends                  57,478         54,503             46,557             40,333          42,972

Interest Component of
  Rental Expense (1)                          35,607         28,521             29,210             28,776          27,832

Fixed Charges                                 93,085         83,024             75,767             69,109          70,804
 Less:
 Capitalized Interest                          2,077          2,092                731                793             531
 Preferred Dividends                          12,377         12,645             12,419             12,475          12,551
  Net Fixed Charges                         $ 78,631       $ 68,287           $ 62,617           $ 55,841        $ 57,722

Earnings:
 Income from continuing
   operations before Taxes                  $221,814       $147,132           $152,942           $165,129        $ 66,202
 Add: Net Fixed
  Charges                                     78,631         68,287             62,617             55,841          57,722
  Total Earnings                            $300,445       $215,419           $215,559           $220,970        $123,924

Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends:
   Total Earnings                           $300,445       $215,419           $215,559           $220,970        $123,924
   Combined Fixed Charges and
      Preferred Stock Dividends (2)           93,085         83,024             75,767             69,109          70,804

   Ratio                                         3.2 x          2.6 x              2.8 x              3.2 x           1.8 x

(1)  Prior years have been restated for change in method of computing interest component of rental expense.
(2) Fixed Charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the "TASP"), dividends on the preferred securities of a subsidiary trust and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.